                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11- K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

    /X/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the fiscal year ended DECEMBER 31, 1995

                                       or

    / / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

         For the transition period from ___________ to  ___________

      Commission file number   2-69114

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


          Applied Materials, Inc. Employee Savings and Retirement Plan


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             APPLIED MATERIALS, INC.
                               3050 Bowers Avenue
                          Santa Clara, California 95054

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                     APPLIED MATERIALS, INC.
                                     EMPLOYEE SAVINGS AND RETIREMENT PLAN



Date:  June 25, 1996                 By /s/ Dana C. Ditmore
                                       -------------------------
                                        Dana C. Ditmore
                                        Group Vice President, Human Resources

                                Table of Contents

                                                                                                 Sequentially
                                                                                                 Numbered Page
Report of Independent Accountants                                                                      4

Financial Statements

     Statements of Net Assets Available for Benefits -
     December 31, 1995 and 1994                                                                        5

     Statement of Changes in Net Assets Available for Benefits with Fund
     Information - year ended December 31, 1995                                                        6

     Notes to Financial Statements                                                                  7-12

     Schedule 27a - Schedule of Assets Held for Investment
     Purposes - December 31, 1995                                                                     13

     Schedule 27d - Schedule of Reportable Transactions - year ended
     December 31, 1995                                                                                14

Consent of Independent Accountants (Exhibit)                                                          15

                        Report of Independent Accountants

To the Administrative Committee of the Applied Materials, Inc. Employee Savings and Retirement Plan:

In our opinion, the financial statements listed in the accompanying table of contents present fairly, in all material respects, the net assets available for benefits of the Applied Materials, Inc. Employee Savings and Retirement Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules 27a and 27d is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules 27a and 27d and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP

San Jose, California
May 20, 1996

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                       December 31,       December 31,
                                                                           1995                1994
                                                                       ------------       ------------
ASSETS

Cash                                                                   $         --       $  1,097,209
Investments, at fair value:
    In shares of registered investment companies:
          Fidelity Retirement Government Money Market Portfolio           9,530,984          7,758,813
          Fidelity Equity-Income Fund                                    16,591,463          9,860,017
          Fidelity Intermediate Bond Fund                                 4,968,760          3,602,500
          Fidelity Magellan Fund                                         33,072,888         18,726,547
     Applied Materials, Inc. Common Stock                               181,581,671         84,539,205
     Fidelity Institutional Cash Portfolio Money Market                   2,281,272                 --
     Participant notes receivable                                         6,116,408          3,769,075
                                                                       ------------       ------------
                                                                        254,143,446        129,353,366

LIABILITIES

Forfeited matching contributions                                          1,220,049            345,808
                                                                       ------------       ------------

Net assets available for benefits                                      $252,923,397       $129,007,558
                                                                       ============       ============




                 See accompanying notes to financial statements

                            APPLIED MATERIALS, INC.

                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1995


                                                                                                        PARTICIPANT
                                 FUND A         FUND B         FUND C         FUND D          FUND E       NOTES       TOTAL
                                 ------         ------         ------         ------          ------    -----------    -----
Additions to net assets
 attributed to:
  Investment Income:

   Interest and dividends   $  466,412      $  907,077      $     26,999    $  277,695      $ 1,887,414  $        -    $  3,565,597

   Loan interest                     -               -                 -             -                -     354,235         354,235

   Net realized and
    unrealized appreciation
    in fair value of
    investments                      -       2,660,808        74,251,432       244,353        5,816,653           -      82,973,246
                            ----------     -----------      ------------    ----------      -----------  ----------    ------------
                               466,412       3,567,885        74,278,431       522,048        7,704,067     354,235      86,893,078

  Participant contributions  1,835,878       5,133,193        16,442,568     1,750,263        9,835,621           -      34,997,523

  Company and AKTA
   contributions                     -               -        11,263,222             -                -           -      11,263,222
                            ----------     -----------      ------------    ----------      -----------  ----------    ------------
  Total additions            2,302,290       8,701,078       101,984,221     2,272,311       17,539,688     354,235     133,153,823

Deductions from net assets
 attributed to:

  Benefits paid to
   participants               (503,656)     (1,050,941)       (5,892,019)     (313,391)      (1,306,491)   (171,486)     (9,237,984)
                            ----------     -----------      ------------    ----------      -----------  ----------    ------------

  Net increase prior to
   loans and interfund
   transfers                 1,798,634       7,650,137        96,092,202     1,958,920       16,233,197     182,749     123,915,839

  Net loans issued            (174,892)       (215,685)       (1,355,486)      (43,430)        (375,091)  2,164,584               -

  Interfund transfers         (725,812)       (703,006)        3,489,813      (549,230)      (1,511,765)          -               -
                            ----------     -----------      ------------    ----------      -----------  ----------    ------------

  Net increase                 897,930       6,731,446        98,226,529     1,366,260       14,346,341   2,347,333     123,915,839

Net assets available for
 benefits:
  Beginning of year          7,413,005       9,860,017        85,636,414     3,602,500       18,726,547   3,769,075     129,007,558
                            ----------     -----------      ------------    ----------      -----------  ----------    ------------

  End of year               $8,310,935     $16,591,463      $183,862,943    $4,968,760      $33,072,888  $6,116,408    $252,923,397
                            ==========     ===========      ============    ==========      ===========  ==========    ============



                See accompanying notes to financial statements.

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS



1.   Summary of Accounting Policies

     Basis of Accounting
     The financial statements of the Applied Materials, Inc. Employee Savings and Retirement Plan (the Plan) are prepared under the accrual method of accounting.

     Investment Valuation
     The Plan's investments are stated at fair value, which is the value per unit as certified by the Plan Trustee for the Fidelity Retirement Government Money Market Portfolio (Fund A) and the Fidelity Institutional Cash Portfolio Money Market (included in Fund C), and the closing market price as of December 31 for Fidelity Equity-Income shares (included in Fund
     B); Applied Materials, Inc. Common Stock (included in Fund C); Fidelity Intermediate Bond Fund shares (included in Fund D); and Fidelity Magellan Fund shares (included in Fund E). Participant notes are valued at cost, which approximates fair value.

     Payment of Benefits
     Benefits are recorded when paid.


2.   The Plan - APPLIED MATERIALS, INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN

     General
     The Plan is a defined contribution plan covering primarily all U.S. employees of Applied Materials, Inc. (the Company) and Applied Komatsu Technology America, Inc. (AKTA). Employees of the Company and AKTA are eligible to participate in the Plan after receipt of their first paycheck. The Plan provides for retirement benefits to participants, is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to qualify for favorable tax treatment granted to qualified plans that meet the requirements of sections

     401(a) and (k) of the Internal Revenue Code. As a result of favorable tax treatment, participant salary deferral contributions, Company and AKTA matching contributions and any net earnings or gains on contributions generally will not be taxable to the participant until they are distributed or withdrawn in accordance with the terms of the plan.

     Administrative Committee
     The Plan's Administrative Committee has been appointed by the Benefits Committee of the Company to oversee the Plan and its performance on behalf of the participants, and consists of certain officers and executives of the Company.

     Plan Administrator
     Fidelity Institutional Retirement Services Company has been appointed by the Administrative Committee to maintain individual participant accounts in which participant contributions, Company and AKTA matching contributions and investment income attributable to each participant are recorded. For purposes of ERISA, the Company is the "plan administrator".

     Termination of the Plan
     The Company expects to continue the Plan indefinitely and to make contributions under the Plan. However, there is no contractual commitment that Company contributions or the Plan will be continued since the Company's Board of Directors has the right to alter or terminate the Plan at any time and for any reason subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

     Expenses of the Plan
     Expenses incurred in the administration of the Plan, including legal and trustee fees, are paid by the Company, and therefore are not reflected in the financial statements of the Plan. Brokerage commissions and other charges incurred in connection with investment transactions are paid out of fund assets.

     3.  Contributions

     General guidelines with respect to participant and Company and AKTA matching contributions are included below. Participants, the Company and AKTA are subject to certain Internal Revenue Code rules and regulations which may further limit the contributions allowable.

     Participant Contributions
     Each participant may elect to defer from 1% to 12% of compensation (defined as base pay plus overtime), and may change their contribution percentage as often as they desire. Salary deferral contributions are invested at the direction of the participant and share in the earnings and gains or losses of each investment fund selected. Participants are always 100% vested in salary deferral accounts.

     The maximum annual salary deferral contribution was $9,240 for 1995 and will be $9,500 for 1996. This limitation applies in the aggregate for all elective deferrals to all plans made by the participant during the year. Accordingly, new participants who have made contributions to 401(k) plans with their prior employer must aggregate all contributions for purposes of the limit.

     Company and AKTA Contributions
     Participants in the Plan become eligible for Company and AKTA matching contributions immediately upon joining the Plan. All matching contributions are made to the Applied Materials, Inc. Common Stock Fund (Fund C), and cannot be transferred to other investment funds until a participant is 100% vested and age 50, or 100% vested and has completed 10 years of service. The Company and AKTA match 100% of participant contributions, up to the first 3% of compensation contributed, and 50% of every dollar between 4% and 6% of compensation contributed. The Company's and AKTA's contributions are made biweekly, and may be in the form of cash, shares of Applied Materials, Inc. Common Stock or any combination thereof. The trustee will use cash contributions to purchase shares of Applied Materials Common Stock on the open market (at the then prevailing market price), directly from the Company, or from other persons in private transactions. The Company and AKTA can change the matching contribution rate or make additional discretionary matching contributions, subject to the limits of the Plan and the Internal Revenue Code. No additional matching contributions were made during 1995.

     Participants become fully vested in the portion of Company or AKTA matching contributions allocated to their accounts if employed by the Company or AKTA upon a) normal retirement (age 65 or older), b) permanent disability,
     c) death, or d) after a designated time period per the applicable vesting schedule. The Plan provides for vesting of Company or AKTA matching contributions as follows:


              Years of Service                          Vested Percentage
              ----------------                          -----------------

              Less than three years                             0%
              Three but less than four years                   20%
              Four but less than five years                    40%
              Five but less than six years                     60%
              Six but less than seven years                    80%
              Seven or more years                             100%


     If a participant leaves the Company or AKTA prior to retirement, the portion of his or her matching account which is not vested will be forfeited. Forfeitures can be used to offset the Company's or AKTA's required matching contribution, as applicable. Forfeitures in 1995 and 1994 were $834,087 and $345,808, respectively, and were temporarily invested in Fund A.

     The Plan contains a rehire provision whereby if a participant leaves the Company or AKTA and at a later date is rehired before being separated for five consecutive years, the forfeited portion of his or her account will be restored as of the date of the rehire.

4.   Investments

     The Plan permits participants to direct and/or redirect their prospective salary deferrals and/or their existing salary deferral account balances into one of the available investment funds or to allocate them among the funds. All of the funds, except the Company Stock Fund, are managed by Fidelity Investments.

     Certain information with respect to the five investment funds available during 1995 is as follows:

     Fund A:    "Fidelity Retirement Government Money Market Portfolio" (RGMMP)
                - seeks to preserve capital and liquidity while producing reasonable interest income. Investments are in units of the Fidelity RGMMP. RGMMP's assets are invested in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities. The rate of return fluctuates daily as short-term interest rates change.

     Fund B: "Fidelity Equity-Income Fund" - seeks reasonable income by investing in income-producing equity investments. At least 65% of the fund's portfolio is invested in income-producing common and preferred stocks, and the remainder tends to be invested in various types of domestic and foreign instruments, including bonds. The Equity-Income Fund invests in securities of varying quality, but the fund does not expect to purchase securities of companies without proven earnings or credit. The fund diversifies investments among a variety of industries to help reduce overall investment risk.

     Fund C: "Company Stock Fund" - allows participants to acquire and hold shares of Company Common Stock. The fund will purchase shares of Common Stock from the Company, in the open market or in private transactions. No brokerage commissions are charged on shares of Common Stock purchased from the Company or from any other person in a private transaction.

     Fund D: "Fidelity Intermediate Bond Fund" - seeks a high level of current income by investing in corporate debt obligations, U.S. government obligations and obligations of U.S. banks, including certificates of deposit and banker's acceptances. The average portfolio maturity ranges from three to ten years.

     Fund E: "Fidelity Magellan Fund" - seeks long-term capital appreciation by investing in common stocks, and securities convertible into common stock, issued by companies operating in the U.S. and/or abroad as well as foreign companies. Investments are made in large corporations as well as smaller, less well-known companies. The fund diversifies investments among a variety of industries and sectors within the market to reduce overall investment risk.

     Presently, Funds A, B, D and E are invested in Fidelity mutual fund and money market shares bearing the name of the respective Funds (collectively the "Fidelity Funds"). The Fidelity Funds are open-end, diversified investment companies ("mutual funds"), the shares of which are publicly held. In addition, Fund C maintains a money market account to provide liquidity for benefit payments, loans and transfers to other investment funds.

     None of the investment funds described above carries a guarantee of principal or rate of return.

5.   Loans to Plan Participants

     Participants may borrow up to 50% of their vested account balance, subject to minimum and maximum loan amounts of $1,000 and $50,000, respectively, although certain participants have lower maximum permitted loan amounts, as required by law. Loans are secured by the balance in the participant's account and bear a fixed rate of interest based on prime plus 1% at the time of the borrowing. Interest rates on loans outstanding at December 31, 1995 range from 7% to 10%. Loan repayments are made by payroll deductions in equal installments over the life of the loan, which can be a minimum of one year and a maximum of five years. Loans are payable in full upon the participant's termination of employment from the Company or AKTA, or the occurrence of certain other events.

6.   Federal Income Tax Status of the Plan

     The Company amended and restated the Plan as of March 31, 1995 to incorporate current requirements of the Internal Revenue Code (IRC) and reflect certain enhancements to the Plan, and has applied for a determination letter from the IRS that the Plan continues to constitute a qualified plan, and that the trust continues to be tax-exempt. The Company has made all amendments to the Plan necessary or appropriate to ensure that the Company will receive a favorable determination letter covering the Plan and, therefore, expects to receive a favorable determination letter in due course. The Company believes that the Plan is being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for federal or state income taxes has been made in the financial statements of the Plan.

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
         SCHEDULE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1995

                                                            Shares or                          Approximate
                                                            Principal        Historical          Market
                                                              Amount             Cost             Value
                                                            ---------       ------------       ------------
Fund A:
Fidelity Retirement Government
     Money Market Portfolio                                 9,530,984       $  9,530,984       $  9,530,984

Fund B:
Fidelity Equity-Income Fund                                   437,423         14,180,210         16,591,463

Fund C:
Applied Materials, Inc. Common Stock                        4,611,598         70,128,491        181,581,671

Fund D:
Fidelity Intermediate Bond Fund                               477,306          4,930,683          4,968,760

Fund E:
Fidelity Magellan Fund                                        384,657         28,398,784         33,072,888

Fidelity Institutional Cash Portfolio Money Market          2,281,272          2,281,272          2,281,272

Participant notes with interest rates
     which range from 7% to 10%                                                                   6,116,408
                                                                                               ------------

Investments total                                                                              $254,143,446
                                                                                               ============

                             APPLIED MATERIALS, INC.
                      EMPLOYEE SAVINGS AND RETIREMENT PLAN
               SCHEDULE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1995

                                         Purchase Price and            Sales Price and              Historical
                                       Current Value of Asset       Current Value of Asset            Cost of             Net
           Issuer                       On Transaction Date          On Transaction Date            Assets Sold        Gain/(Loss)
- ------------------------------         ----------------------       ----------------------          -----------        ----------
Fidelity Retirement Government
      Money Market Portfolio               $  6,852,340                 $                          $                  $

Fidelity Retirement Government
      Money Market Portfolio                                               5,080,169                  5,080,169               --

Fidelity Equity-Income Fund                   8,144,220

Fidelity Equity-Income Fund                                                4,073,583                  3,696,903            376,680

Applied Materials, Inc. Common Stock        246,419,668

Applied Materials, Inc. Common Stock                                     221,347,361                211,174,770         10,172,591

Fidelity Magellan Fund                       15,414,317

Fidelity Magellan Fund                                                     6,884,628                  5,846,454          1,038,174

                                                                         EXHIBIT



CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-52072) of Applied Materials, Inc. of our report dated May 20, 1996 which appears on page 4 of this Form 11-K.




/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP

San Jose, California
June 25, 1996